Exhibit 99.1

SciSparc Announces Positive Results for MitoCareX Bio with its Drug Discovery Platform

MitoCareX Bio has met its second milestone as part of its joint venture agreement with the Company

TEL AVIV, Israel, Nov. 27, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that MitoCareX Bio Ltd. (“MitoCare X Bio”), its joint venture with Dr. Alon Silberman, that focuses on the discovery and development of drugs for cancer treatment, has achieved positive results with the development of its laboratory capabilities by establishing a variety of small-molecule screening platforms.

With this development, MitoCareX Bio has achieved its second milestone pursuant to the Founders and Investment Agreement, signed on March 10, 2022 (the “Agreement”).

MitoCareX Bio is a drug discovery company focusing on targeting the nuclear encoded human mitochondrial carriers – the largest solute transporter family in humans (Solute Carrier Family 25, SLC25). Consisting of 53 members, transporters of this mitochondrial family are found to be altered in diverse types of malignancies due to their significant role in the cytosol-mitochondria crosstalk. Pursuant to the Agreement, MitoCareX Bio completed the experimental testing and validating of its diverse in-vitro small molecule screening systems to enable rapid and reliable validations of its in-silico (virtual) results. Following the experimental testing and validating of its results, MitoCareX Bio thereby achieved its second milestone by developing multiple lab screening platforms that screen for and, in turn, isolate potential anti-cancer drug molecules for pre-clinical studies.

As per the Agreement, reaching the second milestone results triggers the condition that SciSparc invest an additional $600,000 into the joint venture within 30 days of the date the second milestone was achieved. Following this investment, the Company will hold 50.1% of the issued and outstanding share capital of MitoCare X Bio.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the furtherance of the joint venture’s clinical development as facilitated by the small-molecule screening platforms and that the achievement of the second milestone of the Agreement triggers SciSparc’s additional investment into the joint venture and, in turn, its impending majority stake in MitoCareX Bio. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055